Pursuant to Rule 2a-7(6)(c)(iii), we are hereby providing notice to the

Commission of the default of Pacific Gas and Electric Commercial Paper,

due 1/17/01.  The Fund held $10 million face amount of the paper,

which accounted for more than 1/2 of 1 percent of the Fund's total assets.

We received notification of the default via the DTC Participant Terminal

System Bulletin Board Inquiry (Bulletin Time: 14:52:04), Subject: Issuer

Failure - Pacific Gas and Electric.  The Fund's adviser, SunAmerica Asset

Management Corp., will purchase the paper from the Fund in accordance with Rule 17a-9.